UNITED STATED
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                             SEC File Number 0-18974


                           Notification of Late Filing

(Check One):
[X] Form 10-K    [ ] Form 11-K    [ ] Form 20-F   [ ] Form 10-Q   [ ] Form N-SAR
For Period ended: December 31, 2002

[  ] Transition Report on Form 10-K       [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F       [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in the this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:            Jordan American Holdings, Inc.

Former Name if Applicable:          N/A

Address of principal executive office:       2155 Resort Drive, Suite 108

City, State and Zip Code:                    Steamboat Springs, CO  80487

PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. Attach extra sheets if needed.)

The Company's Form 10-KSB for the year ended December 31, 2002 could not be filed within the prescribed period because the Company has recently undergone significant changes in the composition of its Board of Directors and management. As a result, it was unable to complete certain information key to filing a timely and accurate report on the internal financial aspects of the Company.

The Company expects to be in a position to file its Form 10-KSB within the requested 15-day extension period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Scott Montell, Esq.
     (646) 792-2257

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no, identify report(s).

     [X] Yes      [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes      [   ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate state the reasons why a reasonable estimate of the results cannot be made.

The Company's revenues attributable to advisory fees decreased significantly during the fiscal year 2002, as compared to the prior fiscal year, as a result of the significant decrease in the assets under the Company's management during the fiscal year 2002. Therefore, the Company's total revenues as reflected in its statements of operations to be included in its Form 10-KSB for the fiscal year ended December 31, 2002 will reflect a significant decrease as compared to the prior fiscal year.

At this time, a quantitative explanation of the change in the results of operation is not available because the Company awaits accounting documentation from its independent auditor.

Jordan American Holdings, Inc. (name of registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 31, 2003            By:/s/ W. Neal Jordan
                                   ------------------
                                       W. Neal Jordan, Chief Executive Officer